# SEC Schedule 13G/A (Amendment No. 46) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000917704

## Reporting persons
- MARCUS STEPHEN H: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 73,098; shared voting power 6,003; sole dispositive power 73,098; shared dispositive power 6,003; aggregate amount beneficially owned 79,911 (0.33% of the class)
  Comment: This Amendment No. 46 to Schedule 13G is being filed to correct the amount of securities previously reported. The Original Schedule 13G (filed February 14, 2025) included 4,321,245 shares indirectly held through Matinee Fifteen Holdings, LLC and Matinee Fifteen Holdings 2 LLC. Pursuant to a review in connection with family estate planning activities, Mr. Marcus does not have voting or investment power over these shares. The amounts reported herein reflect the Reporting Person's beneficial ownership as of 4/6/2026.

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: Stephen H. Marcus
Address of principal business office or, if none, residence: The Marcus Corporation, 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, WI 53202
Citizenship: Mr. Marcus is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 79,911
Percent of class: 0.34
Sole power to vote or to direct the vote: 73,098
Shared power to vote or to direct the vote: 6,003
Sole power to dispose or to direct the disposition: 73,098
Shared power to dispose or to direct the disposition:
Mr. Marcus:

Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), all of the reported benficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Mr. Marcus into shares of Common Stock.

Mr. Marcus' beneficial ownership consists of the following:

(i) 6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(ii) 23,063 shares of Class B Common Stock held by the Stephen H. Marcus 1990 Revocable Trust; and

(iii) 50,845 shares of Class B Common Stock held by the Ben and Celia Marcus 1992 Revocable Trust F/B/O Stephen H. Marcus.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MARCUS STEPHEN H: /s/ Stephen H. Marcus, MARCUS STEPHEN H (04/08/2026)